(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-26582

CUSIP NUMBER

For Period Ended: September 25, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

The Money Tree Inc.

Full Name of Registrant

Former Name if Applicable

114 South Broad Street

Address of Principal Executive Office (Street and Number)

Bainbridge, Georgia 39817

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Money Tree Inc. (the “Company”) cannot file its Annual Report on Form 10-K for the year ended September 25, 2006, within the prescribed time period because of delays in completing the preparation of its audited financial statements and management’s discussion and analysis. These delays have arisen because management identified adjustments that needed to be made to the financial statements affecting prior periods.

As previously disclosed in Item 4.02 of Form 8-K filed with the SEC on December 14, 2006, the Company has determined that the previously issued audited consolidated financial statements contained in the Company’s Annual Report on Form 10-K, for each of the years and related quarters for the three-year period ended September 25, 2005, should no longer be relied upon because of an error in the statements. As a consequence, the Company will file a Form 10-K/A for the three-year period ended September 25, 2005, to correct its audited financial statements for the three-year period ended September 25, 2005. The Company is currently preparing the Form 10-K/A for the three-year period ended September 25, 2005, and the Company intends to file the Form 10-K/A for the three-year period ending September 25, 2005 prior to filing its Form 10-K for the year ended September 25, 2006.

The Company is working diligently to quantify the impact of the necessary adjustment on each of the affected prior periods and review its financial statements for each period. In addition, Carr, Riggs & Ingram, LLC, the registrant’s auditors, will also need to complete audit procedures relating to the 2005 financial statements and audit procedures relating to the 2006 financial statements. The Company must complete the restatement for prior periods before it is in position to complete its audited financial statements and Form 10-K for the year ended September 25, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven Morrison (Name)	(229) (Area Code)	246-6536 x 1154 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Certain components of amounts contained in the Company’s net finance receivables were understated due to an omission of certain loans from the computation of unearned interest. The result was a net overstatement of net finance receivables and interest income. Other components of the consolidated balance sheets and consolidated statements of operations that were affected were deferred income taxes, other assets, accounts payable and other accrued liabilities, accumulated deficit, and income taxes expense (benefit) as quantified below:

The restatement resulted in an increase in interest income, income tax expense and net income by $102,533, $44,362 and $58,191, respectively for the year ended September 25, 2005. At September 25, 2005 net finance receivables decreased by $1,987,405, deferred income taxes increased by $25,102, accounts payable and other accrued liabilities decreased by $712,794, and accumulated deficit decreased by $1,249,509.

For the year ended September 25, 2004, interest income, income tax expense (benefit), and net income decreased $803,118, $302,947, and $500,171, respectively. At September 25, 2004, net finance receivables decreased $2,089,958, deferred income taxes increased $553,638, other assets increased $228,320, and accumulated deficit decreased $1,307,700.

The Money Tree Inc..

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 22, 2006	By:	/s/ Steven Morrison
Chief Financial Officer